

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 24, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

> **Re:** **Qudian Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 7, 2017**
> **CIK No. 0001692705**

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the "accuracy, completeness or correctness of the information" contained therein. If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page 98</u>

2.   We note your response to comment 4. In order to provide readers in MD&A with clearer disclosure regarding your funding options that are critical to understanding your business, please revise your next amendment to include a statement in MD&A referencing the in-depth discussion of funding options currently discussed in the 'Business' section on pages 162-167.

<u>Consolidated Statements of Comprehensive (Loss)/Income, page F-7 and F-72</u>

3.   Please revise to disclose net interest income (expense) and the provision for loan losses after total operating revenues and before operating costs and expenses. In addition, add a line item which totals "net interest income (expense) and the loan the loss provision" before arriving at "net revenues" before operating expenses. Similar disclosures should be presented consistently throughout the document.

<u>Notes to the Consolidated Financial Statements</u>

<u>Summary of Significant Accounting Policies</u>
<u>Allowance for Loan Principal and Financing Service Fee Receivables, Page F-22</u>

4.   We note your response to comment 5. Given the distribution of loans 180 days past due, it does not appear that you are charging off uncollectible loans appropriately in accordance with ASC 310-10-35-41. Please re-evaluate your accounting policy for loans 180 days past due and make any necessary charge-offs and provisions for loan losses. Also, please revisit your charge-off policy and make the necessary revisions to ensure that you are charging off past due loans in the period in which they become uncollectible.

<u>Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed</u>
<u>Consolidated Balance Sheet as of March 31, 2017, page F-66</u>

5.   Please revise to present a pro forma balance sheet column alongside the historical balance sheet which reflects the conversion of the convertible redeemable preferred shares into Class A and B ordinary shares in conjunction with the IPO.

6.   In addition, please revise to include pro forma earnings per share for the latest fiscal year and interim period giving effect to the conversion.

Funding Provided Directly by Institutional Funding Partners, page 163

7.   We note your response to comment 43 in the letter dated July 13, 2017, that the consumer finance company releases the funds directly to the borrower's Alipay account for cash credit loans and to you for merchandise credit loans. We also note your disclosure that the borrower makes repayments directly to the consumer finance company and they deduct the principal and fees due to them from the repayment and then remits the remainder to you. The diagram on page 163 further depicts the flow of funds as being directly between the bank and the borrower even though the merchandise credit loan funds flow through you. Based on this information, please clarify whether the collection account and funding account on page 163 are Alipay accounts. If so, please address the following:

- Who sets up the Alipay account(s), the name on those account(s) and who has legal right to the cash in the account(s);
- Who controls the daily activity of the account(s) including authorization of transfers in and out to fund a loan or to transfer the loan repayments to the consumer finance company's corporate bank account and your fees; and
- Whether any cash flows received by you or your Alipay account are ever received directly from the borrower, i.e. do you ever hold cash related to the loans and the cooperation agreement in your corporate bank account.

8.   You disclose that the amount the consumer finance company remits to you is for your loan facilitation fees. We further note both Article 2 of the Personal Consumption Loan Contract and Article 4 of the Cooperation Agreement, both with the consumer finance company, which agreements were supplementally provided to staff on May 5, 2017, describe fees the consumer finance company pays you. Please clarify for us whether you receive both the fee in the Personal Consumption Loan Contract and the Cooperation Agreement from the consumer finance company as part of your September 2016 arrangement. In addition, clarify when the fees are paid, i.e. timing, whether the fees are paid gross or net of the guarantee you provide, and how the fees are paid, e.g. corporate bank account to corporate bank account vs consumer finance company Alipay account.

9.   Please provide us an example calculation of the Article 4 fee structure in the Cooperation Agreement to demonstrate how the terms are applied. To the extent that the Company is entitled to additional fees in accordance with Article 2 of the Personal Consumption Loan Contract as requested above, please illustrate the impact within your example.

10.   As it relates to the fee structure described in Article 4 of the Cooperation Agreement supplementally provided on May 5, 2017, please tell us whether the funds paid to you are held in your corporate bank account where you can use the funds for daily expenses or if you restrict them to use for the guarantee. In addition, tell us whether there are any scenarios where you would be required to make a payment to the consumer finance entity in excess of the total cash flows received from the borrower or are the fees structured to

limit the potential payout to the consumer finance entity to an amount less than the cash flows collected from the borrower in all scenarios.

11.   We also note from your response to comment 43 in the July 13, 2017 letter that the consumer finance company has the ability to sell or pledge the loans without your consent because it has the legal title of the loans and therefore has the ability to sell or pledge the loans under PRC laws. Based on the legal terms of the agreement with the consumer finance company, please address the following:

- Tell us whether you remain as the servicer in the event that the consumer finance company sells or pledges the loan or whether the new owner of the loan has the authority to assign another servicer.
- Does the guarantee provided by you also transfer to the subsequent holder of the loan upon sale or transfer by the consumer finance entity?
- Does the consumer financing entity have the ability to remove or replace you as servicer of the loans ever? If so, is that right unilateral or does it require consent by you?

12.   Please tell us whether your rights under the fee share arrangement are linked or tied to your performance as loan servicer or any other performance obligations under the agreement. In the event of a sale or transfer of the loan by the consumer finance entity or change in servicer, are there any changes or accelerated payments made to you by the consumer finance entity under the fee share arrangement?

13.   We note your responses to comment 58 of the March 23, 2017 letter and comment 43 in the July 13, 2017 letter. You state that you are entitled to an initial intermediary fee and recurring service fee. We further note from your multiple element revenue recognition policy on page F-21 that the consumer finance company will remit the fees to you on a periodic basis, but there are two deliverables provided, that is loan facilitation services and post origination. Please clarify how your revenue recognition policy works based on Article 4 of the Cooperation Agreement, e.g. are there two fees that are being allocated to deliverables or one fee being allocated to deliverables.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris K.H. Lin, Esq.